U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

 For the fiscal year ended: December 31, 2024

Shared Capital Cooperative

(Exact name of issuer as specified in its charter)

Minnesota	41-1621896
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

2388 University Ave W, Suite 300

Saint Paul, MN 55114

(Address, including zip code of principal executive office)

(612)767-2100

(Issuer’s telephone number, including area code)

Class A Preferred Stock

3-Year Note

5-Year Note

10-Year Note

(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1. Business

Shared Capital Cooperative is a community development lender that provides financing and assistance to cooperative small businesses and housing throughout the United States. Shared Capital is certified as a Community Development Financial Institution (CDFI) by the U.S. Department of Treasury’s CDFI Fund.

Shared Capital’s mission is to build a just, equitable, and democratic economy by investing in cooperative enterprises. People come together in cooperatives to collectively address challenges and create opportunities. We believe that by supporting the formation and expansion of cooperatives, we help communities build more inclusive and resilient local economies.

Shared Capital finances cooperatives that are creating positive impacts for their members and their communities. We prioritize investments in cooperatives organized by low-income and other economically marginalized communities that have been excluded from access to capital from other sources, including women and communities of color. Over 85% of our investments are made to cooperatives organized by and serving people of color, women, and low-income communities.

Shared Capital’s unique democratic financing model provides accountability to the communities where we work. Shared Capital is a cooperative association owned by over 300 cooperatives. The members nominate, elect, and serve on the Board and loan committee and make critical governance decisions, and members can borrow from and invest in Shared Capital. As a cooperative association, profits may be reinvested into the organization or distributed to member-borrowers as a rebate on the interest they paid on their loans during the year.

Shared Capital has a 40-year track-record of financing cooperatives. Shared Capital was founded in 1978 by a group of cooperatives in Minneapolis-St. Paul who pooled their resources to create a mutual aid, revolving loan fund when they could not access bank financing. Since inception, we have made more than 900 loans to cooperatives totaling over $55 million.

For three decades, we operated as a regional, multi-state organization serving the Upper Midwest under the name Northcountry Cooperative Development Fund. In 2010, in response to unmet demand for financing and assistance from cooperatives in other regions of the US, we expanded our geographic boundaries and began operating nationally. In 2015, we changed our name to Shared Capital Cooperative to reflect the nature and geographic scope of our work.

Shared Capital is managed by a small team of 11 employees with experience in community development finance, commercial lending, and cooperative development, management, and finance. Shared Capital is governed by an eleven-member, volunteer Board. Directors are nominated and elected to three-year terms by the membership through competitive annual elections, and officers are elected annually by the Board. Directors bring expertise with cooperative businesses and housing, finance, law, management, community development, cooperative development, lending, and CDFIs.

Shared Capital is committed to having a diverse staff and board, in terms of race, gender, age, and experience. Currently, the staff is 45% people of color and 45% women and non-binary individuals. The Board is 45% people of color and 55% women and non-binary individuals. The officers of the Board are 50% people of color and 50% women.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this section in conjunction with (i) Shared Capital’s financial statements (see Shared Capital’s audit reports for 2023 and 2024) and (ii) the section entitled “Description of Shared Capital’s Business,” in Form 1-A, Part II, Item 7.

The discussion contains forward-looking statements relating to our plans and expectations for future operations. Forward-looking statements may be based on assumptions, and reaching any predicted result is uncertain and involves risk. Shared Capital’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed under “Risk Factors” and elsewhere in Form 1-A.

Financial Performance

Shared Capital is a growing CDFI lender with healthy financials and a steadily growing loan portfolio. Over the past 7 years, Shared Capital’s assets have grown an average of 15.1% per year over the past five years. 2023 saw a record lending year for Shared Capital, closing $14.7 million in loans to cooperative businesses (compared to $8.2 million in 2022, which was our previous record). Gross profit from lending activities increased by an average of 10.8% per year between 2020 and 2024. Total revenue increased by 51.6% in 2023 and by 17.3% in 2024. Earned (non-contributed) revenue has gown by an average of 15.9% per year over the past five years.

1 of 6

Operating Results

Increases in gross profit have been driven primarily by growth in annual lending volume resulting in greater outstanding loans receivable and higher earned revenue from interest and fees. 2024 net income was $228,156 on revenues of $4.53 million (up from $3.86 million in 2023) after dividends and provisions for loan loss reserves and taxes.

Major Capital and Funding Sources

The CDFI Fund of the US Department of Treasury has historically one of the Cooperative’s largest funders. The CDFI Fund offers competitive annual funding opportunities, and Shared Capital has received multiple CDFI Fund awards in recent years, the most recent of which was in 2021 when Shared Capital was awarded a grant of $1,826,265 through the CDFI Fund’s special Rapid Response Program (RRP) to support business recovery from the COVID-19 pandemic. We received grant awards from the CDFI Fund Financial Assistance program of $520,000 in 2020 and $565,000 in 2019. In addition, in 2020, we received a $1,050,000 grant award from the CDFI Fund Health Food Financing Initiative (HFFI). Shared Capital did not receive CDFI funding in 2022 or 2023.

We anticipate continued funding from the CDFI Fund, but we do not expect to receive CDFI Fund funding every year. The awards from the CDFI Fund are highly competitive, with nearly 1,500 CDFIs vying for funding, and the amounts of potential awards depend on funding levels set by Congress. Most awards require a dollar-for-dollar match of the same type (i.e. grant, debt, or equity) and also depend on Shared Capital’s financial and programmatic performance and the strength of our funding proposals. Our access to funding from the CDFI Fund depends on our compliance with prior funding awards agreements, maintaining CDFI certification, and continued deployment of funds to economically disadvantaged communities in alignment with CDFI guidelines. These awards do not substantially fund operations – they are primarily used for lending capital.

In 2019, Shared Capital received a one-time $5 million multi-year award from the New World Foundation through its Quality Jobs Fund. The award supports Accelerate Employee Ownership, which is a collaborative program with national nonprofit Project Equity. The program seeks to expand employee ownership and create and sustain high quality jobs in local communities. The award supports assistance and financing to employees to purchase the business to worker cooperatives.

Shared Capital also receives significant capital from investments. Since launching the direct public offering in late 2021, Shared Capital has raised over $6 million in patient capital for deployment into the cooperative economy (see Part I of this report).

Liquidity and Capital Resources

With the record lending year in 2023, Shared Capital’s cash and near-cash assets dropped by the end of 2023, limiting available loan capital for 2024, and highlighting the usefulness of new investments to meet the persistent need. Subsequently, 2024 was a slower lending year, but Shared Capital’s cash and near-cash balances started to rebound as the year progressed. Shared Capital has consistently maintained high rates of deployment of its lending capital, often at 90% or higher. Over the next five years, we anticipate continued strong and growing demand for loans but lower deployment rates as we have raised and continue to raise capital. We expect average deployment of 60-75% over the next three years increasing to 70-85% in years 4 and 5. At this time, there are no planned capital expenditures that would deplete cash reserves.

Portfolio Risk and Loan Losses

The Cooperative has a successful 40-year track record of lending, but from time to time we have experienced loan losses due to unexpected changes in the market. For example, increased competition within retail grocery led to declining financial performance and increasing rates of failure for some food cooperatives between 2016-2019, and again in 2023-2024 including some Shared Capital borrowers, resulting in higher loan losses during that time. Similarly, the housing crisis led to higher failure rates of some housing cooperatives, resulting in the loss by Shared Capital of two significant loans to housing co-ops in 2008 and 2011. Likewise, unforeseeable market changes in the future could potentially affect Shared Capital borrowers in affected industries or geographic areas, leading to larger than anticipated loan losses.

Trend Information

Over the past six years, we have witnessed a growing interest in cooperative models as solutions to economic and racial equity challenges, and the interest intensified because of the COVID-19 pandemic. There are a growing number of cooperative development efforts in rural and urban communities across the country, and we expect to see more cooperatives forming and expanding, which will lead to further growth in the pipeline of projects seeking financing. In addition, we are seeing growing interest from philanthropy, government, and private investors in investing in cooperative development and in investing through CDFIs. We expect this focused interest to provide the opportunity for continued growth in the capital available for our work over the coming years.

Grant and contribution income is never guaranteed, but future recognition of current grant awards and new potential grant opportunities that continue to emerge signal a high likelihood that grant and contribution revenue may continue to be available for the next several years, as we continue to increase our self-sufficiency and reduce our reliance on grants for operations.

2 of 6

Item 3. Directors and Officers

Name	Position	Age	Term of Office[1]	Years of Relevant Experience
Executive Officers[2]
Terence Courtney	President of the Board	53	6/05/2020-8/2026	11
Enrique Blanco	Vice President of the Board	44	6/22/2023-8/2028	19
Holly Jo Sparks	Treasurer of the Board	48	4/19/2017-8/2026	29
Anna Boyer	Secretary of the Board	37	8/11/2022-8/2028	17

Directors[3]
Samantha Bailey	Director	35	6/20/2024-6/2027	11
Enrique Blanco	Director and Vice President	44	6/22/2023-8/2028	19
Anna Boyer	Director and Secretary	44	8/11/2022-8/2028	17
Kristi Broughten	Director	37	6/20/2024-8/2027	16
Terence Courtney	Director and President	53	6/05/2020-6/2026	11
Richard Dines	Director	60	6/20/2024-8/2027	31
Matthew Epperson	Director	36	6/22/2023-8/2026	15
Anthony Goodwin	Director	37	6/20/2024-8/2027	20
Cecily Mireles	Director	30	6/20/2024-8/2028	4
Charity Schmidt	Director	47	8/11/2022-8/2026	11
Holly Jo Sparks	Director and Treasurer	49	4/19/2017-8/2026	29

Significant Employees[4]			Start of Employment
Christina Jennings	Executive Director	55	8/25/2008	27
Mark Downey	Director of Finance and Operations	62	4/30/2021	40

[1]	Officers of the Board serve one-year terms, which may be consecutive. Directors serve terms of up to three years, which may also be consecutive. The start dates listed refer to the date the person first began to serve in that position. The person has served consecutive terms since that date. The end date refers to the end of the current term.

[2]	The Executive Officers are the officers of the Board. They are not compensated for director or officer duties.

[3]	All Directors serve without compensation.
[4]	The Significant Employees are full-time employees of the issuer.

Family Relationships

There are no family relationships among the Executive Officers, Directors, and Significant Employees.

Item 4. Security Ownership of Management and Certain Securityholders

Title of Class	Name of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class
Common Stock	All executive officers and directors as a group	Collectively hold 5 shares of common stock.	None	1.04%

3 of 6

Item 5. Interest of Management and Others in Certain Transactions

As a cooperative association, Shared Capital regularly engages in transactions, including significant transactions with our members in the normal course of business. During the fiscal years 2021-2024, Shared Capital engaged in the following significant transactions related to directors and executive officers. All were in the normal course of business. There were no significant transactions with management and key employees.

Terence Courtney is President of Shared Capital’s Board of Directors and is also an employee of the Federation of Southern Cooperatives, which is a member, investor, and borrower of Shared Capital. The Federation of Southern Cooperatives holds $500,000 of Shared Capital Class A Preferred Shares which were purchased in 2020. In 2022, the Federation of Southern Cooperatives received a $1,000,000 line of credit from Shared Capital (partially guaranteed by the Preferred Shares). The line of credit matured in August 2024 and is expected to be underwritten for renewal in the first half of 2025.

Camille Kerr was a director of Shared Capital from 2020-2024, is currently serving on Shared Capital’s Racial Justice Committee, and is also a co-op developer and co-founder and organizer of ChiFresh Kitchen, LWCA (ChiFresh Kitchen), a worker cooperative, and Jumpstart Housing, a housing cooperative, both of which are members and borrowers of Shared Capital. Shared Capital made a loan of $350,000 to ChiFresh Kitchen in 2021 and a loan in the amount of $510,000 in 2023.

Alex Betzenheimer is a former director and former president of the Board of Shared Capital, and he currently serves as an external member of Shared Capital’s Finance Committee appointed by the Board of Directors. Betzenheimer is the Finance Manager for Seward Community Co-op, a Shared Capital member, borrower and investor. Shared Capital made an equity investment of $300,000 in 2022 and made a loan of $1,028,105 in 2023 in Seward Community Co-op.

Michael Novak serves on the Shared Capital Loan Committee as an external member appointed by the Board of Directors. Michael is a Senior Vice President of National Cooperative Bank (NCB). Shared Capital and NCB are each members of the other. NCB provided Shared Capital with a $1,000,000 line of credit (increased from $500,000 in 2023), and with grants of $25,000 in 2023 and of $50,724.50 in 2021.

Holly Jo Sparks is a member of Shared Capital’s Board of Directors and serves as Treasurer. She is also the Executive Director of Spartan Housing Cooperative. Spartan received a $600,000 loan from Shared Capital in March of 2023.

Item 6. Other Information

There are no additional disclosures for the annual period pursuant to Form 1-U requirements.

Item 7. Financial Statements

(a)	Audit. Attached.

(b)	Information only

(c)	Information only

(d)	Balance Sheet. See spreadsheet 2024 SCC Financials; Balance Sheet tab.

(e)	Statements of income, cash flows, and changes in stockholders’ equity. See spreadsheet 2024 SCC Financials; Income Statement, Cash Flows, and Change in Equity tabs.

(f)	Oil and Gas Producing Activities. N/A

(g)	Financial Statements of and Disclosures About Guarantors and Issuers of Guaranteed Securities. N/A

4 of 6

Shared Capital Cooperative

Balance Sheets

December 31, 2024 and 2023

	2024	2023
ASSETS
CURRENT ASSETS
Cash	3,673,225	2,908,090
Certificates of Deposit	1,013,448
Accounts Receivable	28,781	13,823
Prepaid Expenses	69,837	84,291
Accrued Interest Receivable	207,017	157,774
Current Portion of Notes Receivable	6,207,259	6,895,101
Total Current Assets	11,199,567	10,059,079

Property and Equipment - Net	4,056	12,659
Intangible Assets - Net	5,209	7,868

OTHER ASSETS
Operating Lease Right-of-Use Asset	96,774	131,325
Security Deposit	3,000	3,000
Equity Investmentsin Other Cooperatives	337,459	300,000
Membership Equity in Other Cooperatives	10,075	10,075
Notes Receivable Less Current Portion - Net of Loan Loss Allowance	14,941,305	14,942,823
Deferred Taxes	11,000	18,000

Total Assets	26,608,445	25,484,829

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts Payable	11,918	499,286
Accrued Expenses	34,060	34,302
Patronage Dividend Payable	23,363
Deferred Revenue	1,806,921	2,054,560
Funds Held for Others	406,868	401,827
Income Taxes Payable	80,182	2,510
Current Portion of Accured Interest Payable	43,163	161,315
Current Portion of Operating Lease Liabilities	35,518	33,301
Line of Credit	1,000,000	-
Current Portion of Long-Term Debt	3,148,737	3,318,213
Total Current Liabilities	6,590,730	6,505,314

LONG-TERM LIABILITIES
Operating Lease Liabilities, Less Current Portion	62,788	98,757
Accrued Interest Payable Net of Current Portion	339,219	177,252
Line of Credit	-	1,000,000
Long-Term Debt Net of Current Portion and Loan Costs	13,610,785	13,007,232

Total Liabilities	20,603,522	20,788,555

EQUITY
Preferred Stock, $10 Par Value, 10,000,000 Shares Authorized, 516,196 and 393,109 Shared Issued and Outstanding	5,161,958	3,931,085
Common Stock - Voting, $10 Par Value, 10,000 Shares Authorized, 474 and 464 Shares Issued and Outstanding	4,740	4,640
Common Stock - Nonvoting, $10 par Value, 10,000,000 Shares
Authorized, 155,645 Shares Issued and Outstanding	1,556,451	1,556,451
Additional Paid-In Capital	722,732	682,068
Retained Patronage	188,954	98,525
Accumulated Deficit	(1,629,912)	(1,576,495)

Total Equity	6,004,923	4,696,274

Total Liabilities and Equity	26,608,445	25,484,829

Shared Capital Cooperative

Income Statements

December 31, 2024 and 2023

	2024	2023
REVENUE
Interest Income - Loans	1,392,252	1,244,654
Interest Income - Cash Accounts	58,290	65,228
Loan Fees	86,868	260,607
Loan Recovery Income	12,271	22,084
Grants and Contributions	2,555,725	2,239,101
Consulting Income	375,111	19,035
Investment Income	37,580	94
Other	11,047	9,000

Total Revenue	4,529,144	3,859,803

EXPENSES
Provision for Loan Losses	505,508	448,703
Personnel	1,115,867	1,107,023
Outside Services	191,946	171,365
Interest	417,456	378,162
Contributions	1,455,215	1,170,958
Professional Servies	108,466	107,377
Advertising	46,223	37,813
Occupancy	64,616	61,107
Office Supplies	28,412	57,160
Depreciation and Amortization	12,880	15,701
Seminars, Travel, Training	68,372	85,182
Fees	36,075	16,387
Dues	9,842	7,900
Board Expense	91,493	300

Total Expenses	4,152,371	3,665,138

Net Income Before Income Taxes and Patronage Dividend	376,773	194,665

Provision for Income Taxes	(148,617)	(47,981)
Patronage Dividend

Net Income	228,156	146,684

Shared Capital Cooperative

Cash Flows

December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	228,156	146,684
Adjustments to Reconcile Net Income to
Net Cash Flows from Operating Activities
Depreciation and Amortization	12,880	15,701
Change in Loan Loss Allowance	209,906	5,549
Amortization of Loan Costs	10,648	5,114
Amortization of Operating Lease Right-of-Use Asset	34,551	24,643
Forgiveness of Notes Payable	(1,500,000)	(1,500,000)
Deferred Taxes	7,000	(4,000)
(Increase) Decrease in Assets
Accounts Receivable	(14,958)	602,550
Prepaid Expenses	14,454	21,195
Accrued Interest Receivable	(49,243)	(74,795)
Equity Investments in Other Cooperatives (Net)	(37,459)	-
Membership Equity in Other Cooperatives	-	(5,000)
Increase (Decrease) in Liabilities
Accounts Payable	(487,368)	443,149
Accrued Expenses	(242)	6,177
Deferred Revenue	(247,639)	298,885
Operating Lease Liabilities	(33,752)	(23,910)
Funds Held for Others	5,041	102,914
Income Taxes Payable	77,672	(33,678)
Accrued Interest Payable	43,815	(24,166)

Net Cash Flows from Operating Activities	(1,726,538)	7,012

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of and Interest Retained in Certificates of Deposit	(1,013,448)
Proceeds from Notes Receivable	2,596,454	9,314,102
Purchases of Property and Equipment	(1,618)	-
Issuance of Notes Receivable	(2,117,000)	(15,582,000)

Net Cash Flows from Investing Activities	(535,612)	(6,267,898)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Line of Credit	-	1,000,000
Issuance of Long-Term Debt	2,354,211	2,801,341
Payments on Long-Term Debt	(413,621)	(1,113,876)
Payments of Loan Costs	(17,161)	(10,788)
Purchases of Common Stock	42,739	30,965
Redemptions of Common Stock	(1,975)	(7,339)
Purchases of Preferred Stock	1,637,540	411,900
Redemptions of Preferred Stock	(571,425)
Redemptions of Retained Patronage	(3,023)	(552)

Net Cash Flows from Financing Activities	3,027,285	3,111,651

Net Change in Cash	765,135	(3,149,235)

Cash at Beginning of Year	2,908,090	6,057,325

Cash at End of Year	3,673,225	2,908,090

SUPPLEMENTARY DISCLOSURES
Cash Paid for Interest	362,993	397,214
Cash Paid for Income Taxes	42,198	52,204
Preferred Stock Dividend	164,758	128,210

Shared Capital Cooperative

Changes in Stockholder Equity

December 31, 2024 and 2023

		Common	Common	Additional
	Preferred	Stock -	Stock -	Paid-In	Retained	Accumulated	Total
	Stock	Voting	Nonvoting	Capital	Patronage	Deficit	Equity
Balance December 31, 2022	3,390,975	4,340	1,555,901	659,292	99,077	(1,594,969)	4,114,616

Purchases	411,900	300	25	30,640			442,865
Redemptions				(7,339)	(552)		(7,891)
Stock Converted			525	(525)			-
Preferred Stock Dividend	128,210					(128,210)	-
Patronage Dividend							-
Net Income						146,684	146,684

Balance December 31, 2023	3,931,085	4,640	1,556,451	682,068	98,525	(1,576,495)	4,696,274

Purchases	1,637,540	130		42,609			1,680,279
Redemptions	(571,425)	(30)		(1,945)	(3,023)		(576,423)
Stock Converted							-
Preferred Stock Dividend	164,758					(164,758)	-
Patronage Dividend					93,452	(116,815)	(23,363)
Net Income						228,156	228,156

Balance December 31, 2024	5,161,958	4,740	1,556,451	722,732	188,954	(1,629,912)	6,004,923

Item 8. Exhibits

Exhibit 2(a)(i):	Articles of Incorporation as Restated*
Exhibit 2(a)(ii):	All Amendments to Articles of Incorporation after Restatement*
Exhibit 2(b):	Bylaws in Effect as of the Date of the Offering Statement*
Exhibit 3(a):	Form of Investment Note*
Exhibit 4(a):	Form of Shared Capital Cooperative Subscription Agreement for Class A Preferred Stock*
Exhibit 4(b):	Form of Shared Capital Cooperative Subscription Agreement for an Investment Note*
Exhibit 6(a):	CDFI Fund Assistance Agreement (1/27/2021)*
Exhibit 6(b):	CDFI 2021 RRP Assistance Agreement*
Exhibit 11:	Auditor Letter of Consent
Exhibit 12:	Opinion of Counsel re: Legality of Securities Offered*

*	Previously filed

5 of 6

SIGNATURES

Pursuant to the requirement of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shared Capital Cooperative, a Minnesota Cooperative Corporation

By

Signature	/s/ Christina Jennings
Name	Christina Jennings
Title	Executive Director
Date	April 28, 2025

Pursuant to the requirement of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ Mark Downey
Name	Mark Downey
Title	Director of Finance and Operations
Date	April 28, 2025

Signature	/s/ Terence Courtney
Name	Terence Courtney
Title	President and Director
Date	April 28, 2025

Signature	/s/ Samantha Bailey
Name	Samantha Bailey
Title	Director
Date	April 28, 2025

Signature	/s/ Richard Dines
Name	Richard Dines
Title	Director
Date	April 28, 2025

Signature	/s/ Anna Boyer
Name	Anna Boyer
Title	Secretary and Director
Date	April 28, 2025

Signature	/s/ Matthew Epperson
Name	Matthew Epperson
Title	Director
Date	April 28, 2025

Signature	/s/ Anthony Goodwin
Name	Anthony Goodwin
Title	Director
Date	April 28, 2025

Signature	/s/ Charity Schmidt
Name	Charity Schmidt
Title	Director
Date	April 28, 2025

Signature	/s/ Enrique Blanco
Name	Enrique Blanco
Title	Vice President and Director
Date	April 28, 2025

Signature	/s/ holly jo sparks
Name	holly jo sparks
Title	Treasurer and Director
Date	April 28, 2025

6 of 6